                                                        OMB APPROVAL
                                                -----------------------------
                                                OMB Number:         3235-0145
                                                Expires:     October 31, 1997
                                                Estimated average burden
                                                hours per response .....14.90


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No.     )*
                                           ---

                             Hubbell Incorporated
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                   Class A Common Stock, Par Value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  443510102
           ----------------------------------------------------------
                                 (CUSIP Number)

                              Richard W. Davies
      584 Derby Milford Rd., Orange, CT 06477-4024  Phone (203) 799-4230
- --------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                 May 1, 1995
           ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


  CUSIP No.   443510102                  Page     1     of     3      Pages
              -----------                        ---          ----

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John A. Urquhart, as a trustee under a Trust Indenture dated September 2, 1957 made by Louie E. Roche and trustee under a Trust Indenture dated August 23, 1957 made by Harvey Hubbell.


    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /

                                                                        (b) /X/

    3    SEC USE ONLY


    4    SOURCE OF FUNDS*

         Not Applicable

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /


    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                          7     SOLE VOTING POWER
      NUMBER OF
       SHARES                         -0-
    BENEFICIALLY
      OWNED BY            8     SHARED VOTING POWER
        EACH
      REPORTING                       2,295,040
       PERSON
        WITH              9     SOLE DISPOSITIVE POWER

                                      -0-

                         10     SHARED DISPOSITIVE POWER

                                      2,295,040

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,295,040

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         39.07%

   14    TYPE OF REPORTING PERSON*

         IN 00

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                   STATEMENT PURSUANT TO RULE 13-d-1 OF THE
                   GENERAL RULES AND REGULATIONS UNDER THE
                 SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


Item 1.  Security and Issuer
- ----------------------------

The title of the class of equity securities to which this statement relates is:

               Class A Common Stock, par value $.01 per share.

The name and address of the principal executive offices of the issuer of such securities is:

                            Hubbell Incorporated
                            584 Derby Milford Road
                            P.O. Box 549
                            Orange, CT 06477-4024


Item 2.  Identity and Background
- --------------------------------

The name of the person filing is John A. Urquhart, as a trustee under a Trust Indenture dated September 2, 1957 made by Louie E. Roche (the "Roche Trust") and trustee under a Trust Indenture dated August 23, 1957 made by Harvey Hubbell (the "Hubbell Trust").

Mr. Urquhart's business address is 111 Beach Road, Fairfield, CT 06430, and his principal occupations are (a) Vice Chairman of Enron Corp. and (b) a management consultant.

Mr. Urquhart has not during the last five years either (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Urquhart is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration
- ----------------------------------------------------------

Not applicable; see Item 4 below.


Item 4.  Purpose of Transaction
- -------------------------------

On May 1, 1995, Mr. Urquhart became a trustee of the Roche and Hubbell Trusts which currently hold an aggregate of 2,295,040 shares of Hubbell Class A Common Stock.


Item 5.  Interest in Securities of the Issuer
- ---------------------------------------------

The total number of shares of Class A Common Stock beneficially owned (as defined in Rule 13d-3 under the Securities and Exchange Act of 1934) by Mr. Urquhart, as of May 1,

1995, is 2,295,040, which is comprised of (i) 1,367,120 shares held as co-trustee under the Roche Trust as to which he has shared voting and investment power, and (ii) 927,920 shares held as co-trustee under the Hubbell Trust as to which he has shared voting and investment power. The aggregate shares beneficially owned by Mr. Urquhart represent approximately 39.07% of the total outstanding shares of Class A Common Stock (based upon 5,874,164 Class A Common shares reported in Hubbell Incorporated's Form 10-K for the year ended December 31, 1994).

Voting and investment power with respect to the shares of Class A Common Stock held by the Roche and Hubbell Trusts is shared with Mr. G. J. Ratcliffe, whose business address is 584 Derby Milford Road, Orange, Connecticut, 06477, and Mr. Andrew McNally IV, whose business address is 8255 N. Central Park Avenue, Skokie, Illinois, 60076. The principal occupation of Mr. Ratcliffe is Chairman of the Board, President and Chief Executive Officer of Hubbell Incorporated and of Mr. McNally is Chairman and Chief Executive Officer of Rand McNally & Company.

To the knowledge of Mr. Urquhart, Messrs. Ratcliffe and McNally have not during the last five years either (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Messrs. Ratcliffe and McNally are citizens of the United States of America.

The beneficiaries of the Roche Trust are the issue of Harvey Hubbell and their spouses.

The beneficiaries of the Hubbell Trust are Virginia H. Leighton during her life and thereafter the issue of Harvey Hubbell.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
- ------------------------------------------------------------------------------
to Securities of the Issuer
- ---------------------------

Not applicable; see Item 5, above.


Item 7.  Material to be Filed as Exhibits
- -----------------------------------------

None.


Signature
- ---------
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                Dated:  May 5, 1995                    /s/ John A. Urquhart
                                                   ----------------------------
                                                           John A. Urquhart